Via Facsimile and U.S. Mail
Mail Stop 6010

December 1, 2006

Mr. Michael G. Bansley
Chief Financial Officer
Advanced Biotherapy, Inc.
141 West Jackson Boulevard
Suite 2182
Chicago, IL 60604

Re: Advanced Biotherapy, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 0-26323

Dear Mr. Bansley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of Operations, page F-3

1. The caption "Vesting of Options and Warrants (non-cash)" does not identify the nature of the expense, i.e. within "Research and development" or "Administrative salaries and benefits". Please provide to us, using disclosure type format, proposed revisions to the statement of operations disclosing the amounts attributable to each operating expense caption by either parenthetically noting the amount of equity-related charge being excluded from the line item, or by removing the caption "vesting of Options and Warrants (non-cash)" and parenthetically noting with the appropriate line item the amount of equity-related

charge that is included in that line item. This comment also applies to your Forms 10-QSB for each of the three quarters in fiscal 2006 as well.

Note 5 – Patents and Patents Pending

2. Patents and patents pending represent 69% of total assets at December 31, 2005. Please provide us the following in disclosure type format:

    • Disaggregate the total carrying value by patent indicating those that are patents pending,
    • More fully describe the nature of costs that are capitalized and expensed.

Note 7 – Concentrations, page F-13

Bank Accounts and Investments, page F-13

3. It appears that you have auction rate securities that you are classifying as cash equivalents. Please note that these securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of Statement 95. Accordingly, please revise your presentation of cash flows from auction rate securities to follow the guidance in paragraph 18 of SFAS 115. Refer to the "Current Accounting and Disclosure Issues" in the Division of Corporation Finance which can be accessed from the following link: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 12 – Conventional Convertible Debt, page F-21

4. We note that you reduced the conversion price from $.25 to $.24 with respect to the 2000 and the 2002 convertible notes. Please provide to us, your analysis of the accounting impact of these reductions, and tell us how your accounting treatment complies with paragraphs 3 and 4 of SFAS 84.

Exhibit 31.1 & 31.2 – Rule 13a-14(a)/15d-14(a) Certifications

5. Please confirm that in future filings your certifications will not make references to the reporting being an "annual" or "quarterly" report. Further, please confirm that you will include the language omitted in the introductory paragraph of 5) in all future certifications. Refer to paragraph (31) of Item 601 of Regulation S-K.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on

Mr. Michael G. Bansley
Advanced Biotherapy, Inc.
December 1, 2006
Page 3

EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant